FORM RW

Paragon Shipping Inc.
15 Karamanli Ave.
GR 166 73, Voula
Greece

April 18, 2013

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Justin Dobbie

Re:          Paragon Shipping Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-185467)

Dear Mr. Dobbie:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-185467) initially filed with the Commission on December 13, 2012, together with all exhibits thereto (the “Registration has Statement”).  The Company determined not to pursue the contemplated public offering in the United States at this time.  The Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also respectfully requests that, in accordance with rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Edward S. Horton of Seward & Kissel LLP, counsel to the Company, at (212) 574-1265.

Sincerely,

PARAGON SHIPPING INC.

By : /s/ Robert Perri
Name: Robert Perri
Title:  Chief Financial Officer